Vinco Ventures, Inc.

1 West Broad Street

Suite 1004

Bethlehem, PA 18018

October 19, 2021

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Evan Ewing, Attorney Adviser

Re:	Vinco Ventures, Inc.
S-1 filed October 6, 2021
File No. 333-260080

Dear Mr. Ewing:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Vinco Ventures, Inc. hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-1 be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on Thursday, October 21, 2021, or as soon thereafter as possible.

* * * *

Very Truly Yours,

Vinco Ventures, Inc.

/s/ Christopher B. Ferguson
Christopher B. Ferguson
Chief Executive Officer